CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		March 31	December 31
		2007	2006
	Note	(unaudited)
Assets

Current assets
Cash and equivalents		$29,167,695	$33,964,436
Amounts receivable		292,162	426,349
Inventory		104,222	53,437
Due from related parties	8	344,057	173,455
Prepaid expenses		860,143	539,991
		30,768,279	35,157,668

Equipment	4	1,422,605	1,472,501
Reclamation deposits		182,823	103,702
Available-for-sale financial instruments	5	2,632,852	2,274,649
Mineral property interests	6	110,910,000	110,910,000

Total Assets		$145,916,559	$149,918,520

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$3,296,769	$1,330,823
Due to related parties	8	10,136	–
		3,306,905	1,330,823

Future income taxes	9	$16,797,441	$18,837,000
Site reclamation obligations	10	457,751	405,000
		17,255,192	19,242,000
Shareholders' equity
Share capital		201,967,092	201,457,592
Warrants		1,252,000	1,252,000
Contributed surplus	7(d)	8,514,240	7,863,472
Deficit		(86,737,073)	(81,227,367)
Accumulated other comprehensive income	3(c)	358,203	–
		125,354,462	129,345,697
Subsequent events	11
Total Liabilities and Shareholders' Equity		$145,916,559	$149,918,520

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen

Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31
		2007	2006
	Note

Expenses (income)
Accretion of reclamation obligation		$9,950	$–
Amortization		–	719
Conference and travel		216,201	199,749
Exploration (see schedule of exploration expenses)		5,109,551	639,508
Foreign exchange (gain) loss		(533,197)	580,453
Interest and other income		(351,940)	(145,340)
Legal, accounting, and audit		148,694	106,203
Office and administration		1,251,062	569,604
Shareholder communications		61,307	88,883
Stock-based compensation - exploration	7 (b)	214,482	136,390
Stock-based compensation - office and administration	7 (b)	539,286	328,255
Trust and filing		92,513	86,357
Loss before the undernoted and income taxes		6,757,909	2,590,781
Mark-to-market adjustment on investments		–	(202,000)
Loss before income taxes		6,757,909	2,388,781
Future income tax recovery		(1,248,203)	–
Loss for the period		$5,509,706	$2,388,781

Other comprehensive income
Unrealized gain on available-for-sale financial instruments		(293,392)	–
Other comprehensive income		$(293,392)	$–

Total comprehensive loss		$5,216,314	$2,388,781

Basic and diluted loss per share		$(0.05)	$(0.03)

Weighted average number of common shares outstanding		113,609,602	93,869,719

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

			Three months		Year ended
			ended		December 31,
			March 31, 2007		2006
	Note		(unaudited)

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		113,411,713	$201,457,592	93,685,379	$161,228,635
Fair value of options exercised		–	103,000	–	753,849
Private placement, net of share issue costs		–	–	3,333,334	7,033,683
Shares issued for cash, net of share issue costs		–	–	11,200,000	23,058,915
Share purchase options exercised	7 (b)	310,000	406,500	1,193,000	1,782,510
Shares issued for Burnstone Gold Property, July 2006		–	–	4,000,000	7,600,000
Balance at end of the period		113,721,713	$201,967,092	113,411,713	$201,457,592

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		2,672,000	$1,252,000	–	$–
Warrants issued pursuant to share issuance	7 (c)	–	–	672,000	159,000
Warrants issued for Burnstone Gold Property	7 (c)	–	–	2,000,000	1,093,000
Balance at end of the period		2,672,000	$1,252,000	2,672,000	$1,252,000

Contributed surplus
Balance at beginning of the period			$7,863,472		$5,007,211
Non-cash stock-based compensation	7 (b)		753,768		3,610,110
Share purchase options exercised, credited to share capital			(103,000)		(753,849)
Balance at end of the period			$8,514,240		$7,863,472

Deficit
Balance at beginning of the period			$(81,227,367)		$(69,610,556)
Net loss for the period			(5,509,706)		(11,616,811)
Balance at end of the period			$(86,737,073)		$(81,227,367)

Accumulated Other Comprehensive Income
Adjustment to opening balance - change in accounting policy	3		$64,811		$–
Unrealized gain on available-for-sale financial instruments	5		293,392		–
Balance at end of the period			$358,203		$–

TOTAL SHAREHOLDERS' EQUITY			$125,354,462		$129,345,697

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31
	2007	2006

Operating activities
Loss for the period	$(5,509,706)	$(2,388,781)
Items not involving cash
Amortization	85,754	1,271
Future income tax recovery	(1,248,203)	–
Mark-to-market adjustment on investments	–	(202,000)
Non-cash stock-based compensation expense	753,768	464,645
Unrealized foreign exchange (loss) gain	(801,306)	600,000
Accretion reclamation obligation	9,950	–
Changes in non-cash operating working capital
Amounts receivable	134,187	76,047
Prepaid expenses	(320,152)	11,201
Inventory	(50,785)	–
Accounts payable and accrued liabilities	1,965,946	(127,911)
Reclamation obligation	52,751	–
Cash used in operating activities	(4,927,796)	(1,565,528)

Investing activities
Purchase of equipment	(35,858)	(27,402)
Reclamation deposits	(79,121)	(254)
Cash used in investing activities	(114,979)	(27,656)

Financing activities
Common shares issued for cash, net of issue costs	406,500	529,079
Advances to related parties	(160,466)	(198,967)
Cash provided by financing activities	246,034	330,112

Decrease in cash and equivalents	(4,796,741)	(1,263,072)
Cash and equivalents, beginning of period	33,964,436	17,516,909

Cash and equivalents, end of period	$29,167,695	$16,253,837

Supplementary information
Taxes paid	$–	$–
Interest paid	$–	$–
Interest received	$351,683	$145,340

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$103,000	$238,390

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Mineral Property Interests		Three months ended March 31
	Note	2007	2006

Burnstone
Assays and analysis		$51,228	$9,770
Amortization		85,013	51
Drilling		692,709	–
Engineering		22,203	209,711
Environmental, socio-economic and land		4,227	37,282
Equipment rental		3,212	3,429
Geological		58,036	78,425
Graphics		73	1,652
Property fees and exploration option payments		5,839	87,844
Site activities		(78,241)	36,367
Transportation		–	1,006
Exploration expenses before the following		844,299	465,537
Stock-based compensation	7 (b)	35,441	99,287
Exploration expenses incurred during the period		879,740	564,824
Cumulative exploration expenditures beginning of year		24,327,572	21,523,977
Cumulative exploration expenditures, end of period		25,207,312	22,088,801

Hollister
Assays and analysis		14,039	207
Amortization		741	–
Drilling		162,129	–
Engineering		4,113	19,282
Environmental, socio-economic and land		80,878	7,282
Geological		49,614	8,915
Graphics		14,818	5,047
Property fees and exploration option payments		(39,246)	1,376
Site activities		5,969	3,794
Transportation		10,823	520
Exploration expenses before the following		303,878	46,423
Stock-based compensation	7 (b)	12,756	9,901
Exploration expenses incurred during the period		316,634	56,324
Cumulative exploration expenditures beginning of year		25,192,512	23,300,423
Cumulative exploration expenditures, end of period		25,509,146	23,356,747

Burnstone Bulk Sampling and Hollister development
Establishment work		158,058	–
Equipment rental and services		612,701	–
Surface infrastructure		732,800	–
Portal construction		83,229	–
Underground access and infrastructure		1,099,257	–
Operational costs		1,213,957	–
Property fees		3,648	–
Exploration expenses before the following		3,903,650	–
Stock-based compensation	7 (b)	163,863	–
Exploration expenses incurred during the period		4,067,513	–
Cumulative exploration expenditures beginning of year		3,302,211	–
Cumulative exploration expenditures, end of period		7,369,724	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Mineral Property Interests		Three months ended March 31
	Note	2007	2006

Other
Assays and analysis		$–	$(1,226)
Amortization		–	501
Engineering		21,281	–
Environmental, socio-economic and land		1,087	130
Equipment rental		1,779	7,211
Geological		30,446	61,683
Graphics		925	–
Property fees and exploration option payments		630	201
Site activities		302	56,560
Transportation		1,274	2,488
Exploration expenses before the following		57,724	127,548
Stock-based compensation	7 (b)	2,422	27,202
Exploration expenses incurred during the period		60,146	154,750
Cumulative exploration expenditures beginning of year		1,431,474	334,221
Cumulative exploration expenditures, end of period		1,491,620	488,971

Total exploration expenses before the following		5,109,551	639,508
Stock-based compensation	7 (b)	214,482	136,390
Total exploration expenses incurred during the period		5,324,033	775,898
Cumulative exploration expenditures beginning of year		54,253,769	45,158,621
Cumulative exploration expenditures, end of period		$59,577,802	$45,934,519

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements, except for the changes described in note 3.

3.	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

The Company’s investment in Kryso Plc. shares are classified as available-for- sale financial instruments. Such instruments are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time the investment is disposed of, gains or losses are included in net earnings (loss) (note 5).

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges as it has a policy of non-hedging.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	Equipment

	March 31, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computers	$146,692	$33,209	$113,483	$118,670	$21,520	$97,150
Office
furniture and
fixtures	72,837	11,868	60,969	65,001	8,286	56,715
Site
equipment	1,301,213	151,808	1,149,405	1,301,213	86,747	1,214,466
Vehicles	108,432	9,684	98,748	108,432	4,262	104,170
	$1,629,174	$206,569	$1,422, 605	$1,593,316	$120,815	$1,472,501

5.	Available-for-sale financial instruments

	Number of
	Shares	Amount
Balance as reported, December 31, 2006	10,000,000	$2,274,649
Unrealized gain (note 3(a))		64,811
Balance, December 31, 2006		2,339,460
Unrealized gain (note 3(a))		293,392
Balance, March 31, 2007	10,000,000	$2,632,852

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of £1,000,000 ($2,274,649). The unrealized gain on available-for-sale securities from purchase to December 31, 2006 of $64,811 was reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain for the three months ended March 31, 2007 is reported in the current period and was calculated based on the closing price of 11.60 pence and an exchange rate of $2.2697:GBP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	Mineral Property interests

Mineral Property Acquisition Costs, net	March 31	December 31
	2007	2006

Hollister Gold Property	$3,945,348	$3,945,348
Burnstone Gold Property	106,964,650	106,964,650
Casino Property	1	1
Kirkland Lake Property	1	1

	$110,910,000	$110,910,000

7.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2006	$1.87	9,340,000	2.47
Cancelled	$2.07	(100,000)
Exercised	$1.31	(310,000)
Balance, March 31, 2007	$1.89	8,930,000	2.27

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Options outstanding at March 31, 2007 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
September 28, 2007	$1.15	440,000	440,000
December 20, 2007	$1.17	545,000	545,000
December 14, 2007	$1.14	15,000	15,000
December 19, 2008	$1.62	1,900,000	1,900,000
March 31, 2009	$2.07	2,861,000	1,624,002
March 31, 2009	$2.45	180,000	60,000
April 30, 2009	$2.07	107,500	73,750
April 30, 2009	$2.45	456,500	228,250
October 23, 2009	$2.07	400,000	133,333
December 31, 2010	$1.14	680,000	453,400
April 30, 2011	$2.45	1,255,000	418,333
November 8, 2011	$2.45	90,000	30,000
Total		8,930,000	5,921,068
Average option price		$1.89	$1.75

At March 31, 2007, there were 5,921,068 options exercisable, with a weighted average exercise price of $1.75.

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted in the three months ended March 31, 2007 and 2006, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended March 31
	2007	2006
Exploration
Engineering	$49,965	$31,095
Environmental, socioeconomic and land	5,202	–
Geological	159,315	105,295
Exploration	214,482	136,390
Operations and administration	539,286	328,255
Total compensation cost recognized in operations, credited to
contributed surplus	$753,768	$464,645

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended March 31
	2007	2006
Risk free interest rate	4%	4%
Expected life	3.5 years	3.1 years
Expected volatility	56%	54%
Expected dividends	nil	nil

(c)	Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31				March 31
Expiry dates	price	2006	Issued	Exercised	Expired	2007
May 18, 2007	$2.60	672,000	–	–	–	672,000
July 18, 2008	US$1.80[1]	2,000,000	–	–	–	2,000,000
		2,672,000	–	–	–	2,672,000

Note 1: In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90.

(d)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2006	$7,863,472
Changes during the period
Non-cash stock-based compensation (note 7(b))	753,768
Share purchase options exercised, credited to share capital	(103,000)
Balance, March 31, 2007	$8,514,240

The components of contributed surplus are:

	March 31	December 31
	2007	2006
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	9,819,754	9,065,986
Share purchase options exercised, credited to share capital	(1,526,764)	(1,423,764)
Total contributed surplus	$8,514,240	$7,863,472

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

8.	Related party balances and transactions

Related party balances receivable (payable)	March 31	December 31
	2007	2006
Hunter Dickinson Inc.	$344,057	$1 19,506
Plateau Resources (Proprietary) Limited	(10,136)	53,949
	$333,921	$173,455

Reimbursement for third party expenses and services rendered	Three months ended March 31
	2007	2006
Hunter Dickinson Inc.	$258,839	$444,237
CEC Engineering Ltd.	$8,879	$55,400
Pangea Exploration (Proprietary) Limited	$-	$18,515
Plateau Resources (Proprietary) Limited	$72,732	$93,432

9.	Income taxes

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at March 31, 2007, the reduction in future income tax liability since December 31, 2006 was due to the decrease in the value of the South African Rand compared to the Canadian dollar and changes in timing differences.

10.	Site retirement obligation

The continuity of the site retirement obligation on the consolidated balance sheets is as follows:

Balance, December 31, 2006	$405,000
Accretion	9,910
Exchange loss	42,841
Balance, March 31, 2007	$457,751

11.	Subsequent events

Subsequent to March 31, 2007,

(a)

the Company completed a public offering of 57.5 million units at a price of $2.60 per unit, raising gross proceeds of $ 149,500,000. Each unit consisted of one common share and one-half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $ 3.50 per share until April 20, 2009.

(b)

the Company completed the financing of the agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB for a total cash consideration of US$45 million, raised through the public offering noted above as well as a share settlement to the value US$15 million (7,930,214 shares) on April 19, 2007.

(c)

the Company has entered into a framework agreement whereby Tranter Gold (Pty) Ltd will purchase approximately19.94 million shares (“the BEE Shares”) in Great Basin for ZAR 260 million (approximately US$37 million), which will represent approximately 14.5% of the common shares in the Company (prior to above share issuances), and thereby acquire a qualifying indirect interest in the Burnstone Gold Project as required under South Africa’s broad-based black economic empowerment act.

(d)	the Company granted 3,994,000 options on April 18, 2007 with an exercise price of $2.68 per common share and expiry dates of April 18, 2010 (2,662,000 options), and April 18, 2012 (1,332,000 options).